Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter ended December 31, 2020 and year to date from April 01, 2020 to December 31, 2020 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Navneet Rai Kabra Partner Membership No.: 102328 UDIN: 21102328AAAAAV6613 Place: Hyderabad Date: January 29, 2021

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata 700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2020

		All amounts in Indian Rupees millions
Sl.		Quarter ended			Nine months ended		Year ended
No.	Particulars	31.12.2020	30.09.2020	31.12.2019	31.12.2020	31.12.2019	31.03.2020
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	33,818	33,233	29,864	99,315	81,730	109,925
	b) License fees and service income	157	103	458	364	7,921	8,105
	c) Other operating income	107	122	118	305	336	474
	Total revenue from operations	34,082	33,458	30,440	99,984	89,987	118,504

2	Other income	628	266	693	7,195	6,158	7,432

	Total income (1 + 2)	34,710	33,724	31,133	107,179	96,145	125,936

3	Expenses
	a) Cost of materials consumed	8,453	8,165	6,730	24,500	19,022	25,565
	b) Purchase of stock-in-trade	3,211	3,043	3,461	9,257	8,911	11,172
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(877)	(1,358)	(1,001)	(4,164)	(1,671)	(999)
	d) Employee benefits expense	5,715	6,080	5,112	17,245	15,136	20,302
	e) Depreciation and amortisation expense	2,124	2,142	1,958	6,243	5,969	7,892
	f) Finance costs	65	93	117	298	360	478
	g) Selling and other expenses	9,840	9,362	8,581	27,807	25,101	33,768

	Total expenses	28,531	27,527	24,958	81,186	72,828	98,178

4	Profit before tax (1 + 2 - 3)	6,179	6,197	6,175	25,993	23,317	27,758

5	Tax expense / (benefit)
	a) Current tax	1,108	1,114	1,092	4,613	4,149	4,839
	b) Deferred tax	634	273	(134)	2,631	(5,181)	(6,458)

6	Net profit for the period / year (4 - 5)	4,437	4,810	5,217	18,749	24,349	29,377

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	6	-	4	5	3	88
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	(33)
	b) (i) Items that will be reclassified to profit or loss	136	420	(33)	916	(286)	(750)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(33)	(157)	12	(318)	98	259

	Total other comprehensive income	109	263	(17)	603	(185)	(436)

8	Total comprehensive income (6 + 7)	4,546	5,073	5,200	19,352	24,164	28,941

9	Paid-up equity share capital (face value Rs. 5/- each)	831	831	831	831	831	831

10	Other equity						151,088

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	26.74	29.00	31.47	113.05	146.89	177.23
	Diluted	26.66	28.92	31.42	112.73	146.62	176.88
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl.	Particulars	31.12.2020	30.09.2020	31.12.2019	31.12.2020	31.12.2019	31.03.2020
No.		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	7,763	7,996	7,106	24,465	19,623	26,996
	b) Global Generics	27,970	27,112	24,680	80,323	67,168	89,774
	c) Proprietary Products	85	101	296	220	7,628	7,644
	Total	35,818	35,209	32,082	105,008	94,419	124,414

	Less: Inter-segment revenue	1,736	1,751	1,642	5,024	4,432	5,910
	Total revenue from operations	34,082	33,458	30,440	99,984	89,987	118,504

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	428	145	957	6,259	1,027	1,465
	b) Global Generics	6,447	5,674	6,193	20,363	17,913	22,116
	c) Proprietary Products	(220)	(281)	92	(675)	6,622	6,525
	Total	6,655	5,538	7,242	25,947	25,562	30,106

	Less: (i) Finance costs	65	93	117	298	360	478
	(ii) Other un-allocable expenditure / (income), net	411	(752)	950	(344)	1,885	1,870
	Total profit before tax	6,179	6,197	6,175	25,993	23,317	27,758

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	During the three months ended 31 December, 2020 there were significant changes to the market conditions for certain products forming part of Company’s Global Generics segments. The changes include decrease in the market potential of products primarily due to higher than expected price erosion, increased competition and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of Rs.97 million for the quarter ended 31 December, 2020

Consequent to the company’s decision to discontinue the development of certain product related intangibles in the Company’s Global Generics segment, an amount of Rs.53 million is recognised as impairment charge for the quarter ended 30 September, 2020

3	During the three months ended 31 December, 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Ltd. to acquire certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles.

4	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited’s branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dennatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company’s Global Generics segment.

5	“Revenue from operations” for the year ended 31 March 2020 includes an amount of Rs. 7,486 million (U.S.$108.7 million), respectively, towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

6	“Other income” for the year ended 31 March 2020 includes an amount of Rs. 3,457 million received from Celgene, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

7	During the quarter ended 30 September 2019, the Government of India promulgated the Taxation Laws (Amendment) Ordinance 2019 (enacted into Taxation laws (Amendment) Act 2019), announcing key changes to corporate tax rates in the Income-tax Act, 1961. The key changes include, among others, reduction of MAT rate from 21.55% to 17.47% (including surcharge and cess). As a result of this, the Company reassessed the MAT recoverability and recognised an amount of Rs. 4,989 million as deferred tax asset during the quarter ended 30 September 2019.

During the quarter ended 31 March 2020, the Company recognised deferred tax benefit of Rs. 1,264 million pursuant to a plan for restructuring of the Company’s pharmaceutical services in India.

8	The Code on Social Security, 2020 (‘Code’) received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code and the rules thereunder when they come into effect.

9	On 22 October 2020, the Company experienced a cybersecurity incident related to ransomware. The company could contain the incident in a timely fashion and has also ensured that all traces of the infection are completely cleaned from the network. All affected systems were restored and brought back to normalcy in the order of priority. Based on our forensic investigation, no evidence was found of any data breaches leading to personally identifiable information. Since then, the Company has also been focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

10	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

DR. REDDY’S LABORATORIES LIMITED

11	The unaudited results were reviewed by the Audit Committee of the Board at their meeting held on 28 January 2021 and approved by the Board of Directors of the Company at their meeting held on 29 January 2021.

12	The results for the quarter and nine months ended 31 December 2020 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

Place: Hyderabad Date: 29 January 2021	By order of the Board For Dr. Reddy’s Laboratories Limited G V Prasad Co-Chairman & Managing Director